Dear Shareholder:
We are pleased to announce that we are commencing a rights offering. In this rights offering, each shareholder of record as of April 10, 2013 (the "Record Date") is given the right to purchase additional shares of common stock based upon the number of shares already owned.
In our rights offering, you will have the right to purchase up to two (2) shares of our common stock for every one share that you owned on the Record Date. The purchase price for our common shares is fixed at $1.50, which is the same price as the common stock that we sold in the recapitalization that occurred in April 2013. These rights are non-transferrable and will expire if not exercised. You may also subscribe for additional shares of common stock beyond your allotment, which you may receive if a sufficient number of other shareholders fail to exercise their subscription rights.
We are conducting the offering primarily to supplement the capital of FSGBank, our wholly-owned subsidiary bank.
We are pleased to enclose a prospectus and other relevant documents describing the rights offering in greater detail, including key deadlines and subscription procedures. You should carefully read the entire prospectus before making an investment decision. Please do not hesitate to call our information agent, dealer manager or CFO should you have any questions. Their contact information is contained within the prospectus.

Sincerely,

D. Michael Kramer
President and Chief Executive Officer